November 18, 2008

Mr. Mark E. Schwarz
Chairman and Interim Chief Executive Officer
New Century Equity Holdings Corp.
200 Crescent Court, Suite 1400
Dallas, Texas 75201

> **Re:** **New Century Equity Holdings Corp.**
> **Schedule 14A**
> **Filed October 14, 2008**
> **File No. 000-28536**

Dear Mr. Schwarz:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please tell us where you have included information as to who will bear these costs of your proxy solicitation. We refer you to Item 4(a)(4) of Schedule 14A.

2.   We note that Mark E. Schwarz is currently serving as your interim chief executive officer. We also note that no Form 8-K was filed announcing that Mr. Schwarz would be assuming the position of principal executive officer. Please tell us when the board of directors authorized Mr. Schwarz to serve in this capacity, and provide an analysis as to why you believe you were not required to file a Form 8-K. Alternatively, please file a Form 8-K.

Selected Combined Historical Financial Information of the Wilhelmina Companies, page 15

3.   We note that gross billings are a non-GAAP measure. Please tell us how you have complied with Item 10(e) of Regulation S-K.

4.   We note that you present EBITDA as both a performance measure and a liquidity measure. You have provided a reconciliation of EBITDA to net income for EBITDA as a performance measure. Please also reconcile EBITDA to the most directly comparable GAAP measure related to your use of EBITDA as a liquidity measure and tell us how you have complied with Item 10(e) of Regulation S-K.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 20

5.   We note that the total preliminary purchase price is to be allocated amongst tangible and intangible assets including customer relationships, model contracts, talent contracts, property leases, license agreements, Wilhelmina brand/trademarks and other goodwill. Please revise your pro forma financial statements to reflect the preliminary purchase price allocation to the tangible and intangible assets rather than simply allocating the sum to goodwill. Please note that for any finite-lived intangible assets, we would expect to see an adjustment to record amortization of these assets. Additionally, we note that you have received strong noncompetition covenants from the Wilhelmina control sellers. Please tell us how you plan to reflect these agreements within your purchase price allocation.

6.   We note that you have established a fair market value of $0.247 for the stock to be issued as part of the transaction. Please tell us how any increases or decreases in your stock price will effect your determination of the total purchase price. Within your response please address the $0.17 per share trade that was made on August 25, 2008 prior to the acquisition announcement as well as your consideration of the high trades disclosed on page 61 of your filing.

7.   We refer to the table on page 21 summarizing the estimated total purchase and the $15,450,000 in stock issued to Wilhelmina Companies stockholders and members. Throughout the proxy statement, however, you state that $15,000,000 in shares will be issued as consideration in the acquisition. Please explain to us this discrepancy and consider adding an explanatory note to the table.

8.   Please provide to us management analysis supporting that the transaction should be recorded as a business combination. Within your response, please address whether or not management determines the transaction to be a reverse acquisition or a recapitalization.

Unaudited Pro Forma Financial Statements, page 22

9.   Please ensure that all pro forma adjustments on the pro forma financial statements
        have references which allow the reader to trace the amount back to a description
        of the pro forma adjustments.   For instance, the pro forma statement of operations
        for the year ended December 31, 2007 does not have any references in the pro
        forma adjustment column. Additionally, we were not able to identify the use of
        adjustment (j) within the pro forma financial statements.

Notes to Unaudited Pro Form Condensed Consolidated Financial Statements, page 25

10.   Please help us to understand pro forma adjustment (n). Tell us why income tax
        expenses of the Wilhelmina Companies are being eliminated.

11.   We note that you have established goodwill in the amount of $30,394,000 within
        pro forma adjustment (c). It appears to us from your table on page 25 that you
        have reduced goodwill by the amount of $6,000,000 related to the note payable to
        the control seller, which you anticipate paying upon the close of the acquisition.
        Please help us to understand why your adjustment is not $6,000,000 higher or if
        you have considered this amount to be an immediate impairment write-down of
        goodwill.

Risk Factors, page 28

A substantial number of shares of our Common Stock will be issued…, page 28

12.   Please disclose the amount of common stock to be issued and the amount of
        dilution to occur as a result of the transaction.

New Century and the Wilhelmina Companies expect to incur significant costs…, page 29

13.   Please disclose the amount of costs associated with the acquisition.

Annual Meeting of New Century Stockholders

Recommendation of the Board, page 42

14.   We refer to your disclosure that Steven J. Pully voted against the proposed
        acquisition. Please clarify if he voted against the other proposals being presented
        to your stockholders.

Proposal No. 1 Approval of the Acquisition

15.   Please disclose in greater detail how the company determined the purchase price
       of $30 million for the target. Please describe how the company determined the
       value of the target in this regard.

Acquisition Consideration, page 55

16.   Please set forth upon which exemption you intend to rely for the issuance of $15
       million shares of your common stock in the acquisition.

Management's Discussion and Analysis of Financial Condition and Results of Operations
of New Century, page 62

Ascendant and Operating Revenues, page 62

17.   We note the statement on page 62 that "upon notice of an uncured material
       breach, Ascendant is required to fully refund all amount paid by New Century,
       and New Century's revenue interest remains outstanding." Please discuss
       whether the company has given notice to Ascendant of the uncured material
       breach and what actions New Century has taken or intends to take against
       Ascendant. Please describe any effect that the acquisition with Wilhelmina will
       have upon the agreement between New Century and Ascendant.

Management's Discussion and Analysis of Financial Condition and Results of Operations
of the Wilhelmina Companies, page 74

18.   Please revise the "Overview" section to provide investors with a better
       understanding of the Wilhelmina companies and the matters with which
       management is concerned primarily in evaluating their financial condition and
       operating results. A good introduction, accordingly, might discuss material
       opportunities, challenges, risks, and material trends and uncertainties. To the
       extent known, provide insight into challenges, risks and opportunities of which
       management is aware and discuss any actions being taken to address the same.
       For example, we note that the Wilhelmina companies recently had a net loss. For
       a more detailed discussion of what is expected in both this subheading and the
       MD&A section in general, please refer to SEC Release 33-8350. See also, Item
       303 of Regulation S-K.

Results of Operations for the Year Ended December 31, 2007 compared to the Year Ended December 31, 2006, page 76

19.   We note that the company had a net loss for the fiscal year ended December 31, 2007. Please discuss the reasons for this loss and compare this loss to the net income for the fiscal year ended December 31, 2006.

Related Party Transactions, page 80

20.   Please name the Control Seller that the Wilhelmina Companies are obligated to pay on the note payable.

History of the Acquisition, page 108

21.   We note the disclosure on page 109 that the prospect of an acquisition was brought to the company by a third party. Please name the third party and discuss whether any finder's fee or similar fee has been or will be paid to the third party in connection with the acquisition.

Opinions Regarding Fairness of Transaction, page 114

22.   We note the disclosure regarding the limitation on reliance by shareholders of the fairness opinion provided by North Point. Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for North Point's belief that shareholders cannot rely upon the opinion to support any claims against North Point arising under applicable state law (e.g., the inclusion of an express disclaimer in North Point's engagement letter with the company). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such defense will be resolved by a court of competent jurisdiction. Also disclose that the resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to North Point would have no effect on the rights and responsibilities of either North Point or the board of directors under the federal securities laws.

23.   Please discuss whether North Point determined the amount of the consideration to be paid for the shares in the Financing Transaction or whether it recommended the amount of consideration to be paid. See Item 14(b)(6) of Schedule 14A and Item 1015(b)(5) of Regulation M-A.

Executive Compensation, page 147

24.   Please revise to provide the disclosure required by Item 402 of Regulation S-K for Wilhelmina International Ltd. and its affiliated entities. This disclosure should be the same information that the target companies would be required to file in a 1934 Act registration statement, including Compensation Discussion and Analysis disclosure. In addition, please provide Item 402 disclosure for each person who will serve as a director or executive officer of the combined company. Refer to Interpretive Response 217.12 of the Division of Corporation Finance Compliance and Disclosure Interpretations relating to Regulation S-K, updated July 3, 2008, which is available at www.sec.gov.

Where You Can Find More Information, page 151

25.   We note your intention to incorporate by reference certain information. For example, you intend to incorporate by reference the information in your Form 10-K for the year ended December 31, 2007 and documents you file after the date of the proxy statement. Please provide your analysis as to why both types of incorporation by reference are appropriate. Please see Note D to Schedule 14A.

* * * *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3233 with any other questions.

       Sincerely,

       Tom Kluck
       Legal Branch Chief

cc: Ron Berenblat, Esq.
         Olshan Grundman Frome Rosenzweig & Wolosky LLP
         Via facsimile (212) 451-2222